UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

The following documents of the Registrant are submitted herewith:

PART I – FINANCIAL INFORMATION

		Page

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

99.2	Unaudited Condensed Consolidated Balance Sheets as of September 26, 2020 and March 28, 2020	13

99.3	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 26, 2020 and September 28, 2019	14

99.4	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 26,2020 and September 28, 2019	15

99.5	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week periods ended September 26, 2020 and September 28, 2019	16

99.6	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 26, 2020 and September 28, 2019	17

99.7	Notes to the Unaudited Condensed Consolidated Financial Statements	18

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC. (Registrant)

	By:	/s/ Katia Fontana
Date: November 25, 2020		Vice President and Chief Financial Officer

3

EXHIBIT INDEX

PART I – FINANCIAL INFORMATION

Exhibit Number	Description

Exhibit 99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.2	Unaudited Condensed Consolidated Balance Sheets as of September 26, 2020 and March 28, 2020

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 26, 2020 and September 28, 2019

Exhibit 99.4	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 26, 2020 and September 28, 2019

Exhibit 99.5	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week periods ended September 26, 2020 and September 28, 2019

Exhibit 99.6	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 26, 2020 and September 28, 2019

Exhibit 99.7	Notes to the Unaudited Condensed Consolidated Financial Statements

4

EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Description of operation – continuing operations, Discontinued Operations, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the unaudited condensed consolidated financial statements and related notes thereto contained elsewhere in this document. Unless the context otherwise requires, all references in this MD&A to “the Company”, “Birks Group”, “Birks” “we”, “our”, “ours”, and “us” refer to Birks Group Inc., a Canadian corporation.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 28, 2020 as fiscal 2020, and the current fiscal year ending March 27, 2021 as fiscal 2021. Fiscal 2021 and fiscal 2020 each consist of fifty-two week periods.

All figures presented in this MD&A are in $CAD unless otherwise specified.

Overview

Birks is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada, with wholesale customers in North America and the U.K. As of the date of this MD&A, Birks Group operated 26 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary operated under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one retail location in Vancouver operated under the Patek Philippe brand. Birks fine jewelry collections are also available through select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as at certain other jewelry retailers across North America.

Current Developments

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (COVID-19) a pandemic and a global emergency. In response to this pandemic, many government authorities have taken preventative and protective actions to contain the spread of the virus, including imposing restrictions on business operations and travel, advising individuals to limit or forego time outside of their homes, and providing health guidelines. As a result of the measures adopted by the Canadian Federal and provincial governments to mitigate the spread of the virus, and in order to ensure the health and safety of its employees, customers and the community, the Company temporarily closed all of its retail locations in Canada effective on March 18, 2020. This adversely impacted the Company’s operations for the remaining thirteen days of fiscal 2020 and the first six months of fiscal 2021. In the first two months of fiscal 2021, the Company’s only sales were derived from its e-commerce business, as well as its concierge telephone service, which, along with its distribution center, continued to operate with strict cleaning protocols and social distance measures in place, in accordance with local government guidelines. During the months of May 2020, June 2020 and July 2020, the Company gradually re-opened its stores across Canada as the federal and provincial government authorities loosened the protective actions and restrictions imposed at the outset of the pandemic outbreak. As of July 2020, the Company had re-opened all of its 30 stores, albeit at reduced operating hours. As a result of provincial restrictions to address the “second wave” of the COVID-19 pandemic, our Winnipeg store is currently temporarily closed for in-person shopping for a four-week period effective November 12, 2020 and six of our Ontario stores, including our Bloor street flagship store, are also temporarily closed for in-person shopping for a four-week period effective November 23, 2020. However, all of the affected stores remain available for concierge telephone service and curbside pickup. As at the date of this MD&A, the Company’s head office functions continue to effectively operate remotely.

As a result of these developments, the Company established a cross-functional management team to evaluate and guide its business operations in the context of the COVID-19 pandemic, with a focus on the health and safety of the Company’s employees and clients, business continuity, and managing liquidity. The Company took various actions in an attempt to mitigate the financial impacts of COVID-19 in order to conserve cash to finance its ongoing operations. Namely, the Company temporarily laid off the majority of our employees without pay during the period of store closures, and gradually re-hired employees as retail stores re-opened and foot traffic ramped-up. The Company also implemented temporary base salary reductions of 20% for our executive officers for the period from March 2020 to September 2020, reduced the workweek by 20% for the remaining active employees for the period from March 2020 to June 2020 and the reduction decreased to 10% for the period July 2020 to September 2020, as well as temporarily reduced the Board of Directors compensation by 20% through September 2020 and by 10% until December 31, 2020. The Company also took action to substantially reduce its operating costs across all areas of the business and continues to actively manage its liquidity position. Such reductions in operating costs include certain reductions in marketing expenses, the negotiation of extended credit terms with the majority of our vendors and rent relief with our landlords, and the postponement of capital expenditures through the first three quarters of fiscal year 2021. In addition, the Company has reduced inventory purchases where possible. The Company has also applied to and received $1.2 million of funding from a financial relief program offered by the Federal government, the Canada Emergency Wage Subsidy (“CEWS”), which has partially reimbursed payroll expenses for the period of March 2020 through July 2020.

On July 8, 2020, the Company secured a new four-year term loan with Investissement Québec in the amount of $10.0 million. The secured term loan is being used to fund the working capital needs of the Company, including those arising from the impact of the COVID-19 pandemic on the Company. The loan bears an interest rate of 3.14% per annum and is repayable in 36 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On July 8, 2020, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio for fiscal 2021.

The current economic, business and retail climates have significantly changed since March 2020 and as such, the Company cannot predict the degree to, or the time period over which its sales and operations will continue to be affected by the pandemic, changes to consumer behavior and spending as a result of the pandemic, or the materiality of the effects of the pandemic, or the restrictions and impact resulting from the pandemic, on the Company. The Company continues to and expects to continue to operate through its senior secured credit facility. However, COVID-19 has resulted, and may continue to result, in significant disruption to global financial markets, which could have a negative impact on the Company’s ability to access capital in the future. Given the uncertainty, the Company is considering pursuing other actions to enhance its liquidity position.

Acceptance of Compliance Plan by NYSE American

On August 13, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). That section applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The Company reported stockholders’ equity of U.S. $2.5 million (CAD $3.4 million) as of its fiscal year ended March 28, 2020, and has reported losses from continuing operations in each of its last four most recent fiscal years including the fiscal year ended March 28, 2020, while nevertheless reporting net income in two of its last four fiscal years.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on September 6, 2020 addressing how the Company intends to regain compliance with Section 1003(a)(ii) of the Company Guide.

On October 22, 2020, NYSE American notified the Company that it accepted the compliance plan and granted the Company an extension for its continued listing until February 6, 2022 (the “Plan Period”). The Company will be subject to periodic review by NYSE American during the Plan Period. If the Company does not regain compliance by the end of the Plan Period, or if the Company does not make progress consistent with the plan during the Plan Period, NYSE American may initiate delisting procedures as appropriate. Receipt of the non-compliance and acceptance notices does not affect the Company’s business, operations, financial or liquidity condition, or reporting requirements with the Securities and Exchange Commission. During this time, the Company’s Class A voting shares will continue to be listed and trade on the symbol “BGI.”

Description of Operations – Continuing Operations

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold.

Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, debit cards, third-party credit cards, private label credit cards and proprietary credit cards to make purchases. The level of our sales is impacted by the number of sales transactions we generate and the size of our average sales transaction.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy, overhead and depreciation expenses are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which includes marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Birks product brand and our third party retail brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expense represented approximately 4.0% of sales during the twenty-six week period ended September 26, 2020 and approximately 4.3% of sales during the twenty-six week period ended September 28, 2019. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

As we navigate through the COVID-19 pandemic and its continuing and unprecedented challenges, our attention remains focused on the execution of our short-term and long-term strategic plans.

Over the short-term, we will focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow with the objective of growing earnings before interest, tax, depreciation and amortization (“EBITDA”);

•	align our operations to effectively and efficiently deliver benefits to our shareholders; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and growth strategies.

The on-going COVID-19 pandemic significantly impacted our business, sales, results from operations and liquidity, specifically during the first six months of fiscal 2021. In the first thirteen weeks of fiscal 2021, the Company experienced a 67% decline in sales year-over-year due to its stores being temporarily closed as a result of local government regulations. The Company began to gradually re-open certain stores in accordance with local government regulations starting in May 2020. Starting in July 2020, the Company re-opened all of its stores, albeit at reduced operating hours and with reduced traffic levels. During the second thirteen week period of fiscal 2021, following store re-openings, company-wide sales experienced a 2% increase, year-over-year. The Company continues to monitor the evolution of the pandemic and follows government regulations and at the date of this MD&A, seven of our stores, including our Bloor street flagship store, are temporarily closed for in-person shopping, each for four-week periods effective November 12, 2020 and November 23, 2020, respectively. However, all affected stores remain available for concierge telephone service and curbside pickup.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	continue to develop our Bijoux Birks product brand through the expansion of all sales channels including international channels of distribution and e-commerce;

•

execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, and source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of the Bijoux Birks product brand, as well as our third party retail brands with an objective of maintaining and increasing customer traffic, client acquisition and retention, and net sales through regional, national and international advertising campaigns using digital channels (including our website), billboards, print, direct mail, in-store events, community relations, media and public relations, partnerships with key suppliers, and associations with prestige institutions;

•

provide a superior omni-channel client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships;

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability; and

•	recruit and retain talent whose values are aligned with our omni-channel strategic vision.

Discontinued Operations

On August 11, 2017, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Stock Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (now known as Watches of Switzerland) (“Aurum”) to sell its wholly-owned subsidiary, Mayors Jewelers Inc. (“Mayors”), which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million (USD $106.8 million) (the “Aurum Transaction”).

As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the condensed consolidated statements of operations and cash flows for all periods presented. The tables below reconcile the Company’s results from continuing operations and from discontinued operations for the twenty-six week periods ended September 26, 2020 and September 28, 2019, respectively.

	26 week period ended September 26, 2020
(in $ 000’s)	Continuing operations	Discontinued operations	Combined operations
Net sales	57,025	—	57,025
Cost of sales	34,182	—	34,182

Gross profit	22,843	—	22,843
Selling, general, and administrative expenses	21,404	—	21,404
Depreciation and amortization	2,829	—	2,829

Operating loss	(1,390)	—	(1,390)
Interest and other financial costs	1,437	—	1,437
Income tax expense	—		—

Net loss	(2,827)	—	(2,827)

	26 week period ended September 28, 2019
(in $ 000’s)	Continuing operations	Discontinued operations	Combined operations
Net sales	85,343	—	85,343
Cost of sales	52,719	—	52,719

Gross profit	32,624	—	32,624
Selling, general, and administrative expenses	32,289	117	32,406
Depreciation and amortization	2,386	—	2,386

Operating loss	(2,051)	(117)	(2,168)
Interest and other financial costs	2,417		2,417
Income tax expense	—	—	—

Net loss	(4,468)	(117)	(4,585)

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 28, 2020 filed with the SEC on July 8, 2020, in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Continuing Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. Comparable store sales include stores open in the same period in both the current and prior period. We include e-commerce sales in our comparable store sales calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales accordingly. Comparable store sales measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning and may not be comparable to similar measures presented by other companies.

The percentage (decrease) increase in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 26, 2020	For the 26 weeks ended September 28, 2019
Comparable store sales from continuing operations	(32)%	12%

The decrease in comparable store sales of 32% during the twenty-six week period ended September 26, 2020 was primarily related to the negative impacts of COVID-19 during the period, including temporary store closures during the first quarter of the fiscal year, from April 2020 to June 2020. During the first quarter of the year, during which time the Company’s stores were temporarily closed and began to gradually re-open in May 2020, the Company experienced a 65% decrease in comparable store sales. In the second quarter of the year, during which the Company’s stores were fully re-opened, albeit, operating at reduced hours, and at lower levels of foot traffic, the Company experienced a 4% increase in comparable store sales. This increase was driven in part by the sales performance of third party branded watches as a result of the Company’s improved portfolio of third party watch brands, and the Company’s successful pointed marketing campaigns which led to increases in average sales transaction value throughout the retail network.

Twenty-Six Week Period Ended September 26, 2020 compared to the Twenty-Six Week Period Ended September 28, 2019

Net Sales

	For the 26 weeks ended September 26, 2020	For the 26 weeks ended September 28, 2019
	(In thousands)
Net Sales – Retail	$52,560	$81,013
Net Sales – Other	4,465	4,330

Total Net Sales	$57,025	$85,343

Total net sales for the twenty-six week period ended September 26, 2020 were $57.0 million compared to $85.3 million in the twenty-six week period ended September 28, 2019, which is a decrease of $28.3 million, or 33.2%. Net retail sales were $28.5 million less than the comparable prior year period which was primarily attributed to the effects of COVID-19, and the resulting closures of all stores across the retail channel that was in effect to begin the fiscal year and continued through the majority of the first quarter. The increase in Net Sales – Other of $0.1 million is primarily due to the effects of COVID-19, and includes an increase in our e-commerce sales of $1.7 million, or approximatively 192%. The Company’s e-commerce sales represented approximatively 4.5% of total net sales, as compared to approximatively 1.0% in the prior period, partially offset by the significant reduction in orders from our retail partners of $1.6 million or approximately 81%.

Gross Profit

	For the 26 weeks ended September 26, 2020	For the 26 weeks ended September 28, 2019
	(In thousands)
Gross Profit – Retail	$20,537	$31,373
Gross Profit – Other	2,306	1,251

Total Gross Profit	$22,843	$32,624

Total gross profit for the twenty-six week period ended September 26, 2020 decreased by $9.8 million to $22.8 million, or 40.1% of net sales, as compared to $32.6 million or 38.2% of net sales, during the twenty-six week period ended September 28, 2019 due to the reduction of sales volume primarily due to the effects of COVID-19. The increase of 190 basis points in gross margin percentage was mainly attributable to strategic focus to reduce sales promotions and discounting, partially offset by a shift in product sales mix towards branded timepieces.

SG&A Expenses

SG&A expenses were $21.4 million or 37.5% of net sales, in the twenty-six week period ended September 26, 2020, compared to $32.3 million, or 37.8% of net sales, in the twenty-six week period ended September 28, 2019. SG&A expenses in the twenty-six week period ended September 26, 2020 decreased by $10.9 million versus SG&A expenses in the prior comparable period. This variance is driven primarily by the effects of COVID-19, cost containment initiatives undertaken by management including lower occupancy costs driven by the negotiation of rent abatements with the Company’s landlords ($3.2 million) and lower compensation costs ($5.7 million) driven by the impact of temporary lay-offs, the receipt of wage subsidies ($1.2 million), reduced operating hours at retail locations, and temporary wage reductions at the corporate head office, as well as lower marketing costs of $1.4 million and lower general expenses of $0.7 million.

Depreciation and Amortization Expense

Depreciation and amortization expense for the twenty-six week period ended September 26, 2020 was $2.8 million compared to $2.4 million in the same period in the prior fiscal year, due to the minimal increase in capital expenditures incurred by the Company over the last 12 months, partially offset by the accelerated depreciation of leasehold improvements due to modified terms of two lease agreements.

Interest and Other Financing Costs

Interest and other financing costs were $1.4 million for the twenty-six week period ended September 26, 2020, compared to $2.4 million for the twenty-six week period ended September 28, 2019, a decrease of $1.0 million. The decrease was driven primarily by foreign currency gains of $0.8 million (compared to the prior period of nil), partially offset by a higher average outstanding balance on the senior secured credit facility during the twenty-six week period ended September 26, 2020 of $59.1 million as compared to $55.2 million and in the comparable prior fiscal year period as well as by the interest accrued on the $10.0 million term loan from Investissement Québec entered into in July 2020. The decrease is also associated with a decrease of 120 basis points of the weighted average interest rate of the senior secured credit facility when comparing the twenty-six week period ended September 26, 2020 to the twenty-six week period ended September 28, 2019.

Income Tax Expense

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 26, 2020, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2013 through 2020 remain open to examination in the major tax jurisdictions in which the Company operates. The Company has continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our continuing operations during these periods as the criteria for recognition of these assets was not met at September 26, 2020.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Adjusted operating expenses and adjusted operating loss

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior fiscal year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The Company has not incurred restructuring or impairment costs in either of the twenty-six week periods ended September 26, 2020 or September 28, 2019. As such, no reconciliation of the non-GAAP measures is presented.

FINANCIAL CONDITION

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Credit Facility (defined below). As of September 26, 2020, bank indebtedness consisted solely of amounts owing under the Company’s senior secured credit facility, which had an outstanding balance of $60.0 million ($60.4 million net of $0.4 million of deferred financing costs,) on its maximum amount of $85.0 million credit facility, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The sole financial covenant which the Company is required to adhere to under both its senior secured credit facility and its senior secured term loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the senior secured credit facility and under the senior secured term loan, that could result in the outstanding balances borrowed under the Company’s senior secured credit facility and the senior secured term loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s senior secured credit facility and the senior secured term loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the senior secured credit facility and the senior secured term loan. The Company met its excess availability requirements as of and throughout the twenty-six week period ended September 26, 2020 and as of the date these financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

On October 23, 2017, in connection with the closing of the Aurum Transaction, the Company entered into a senior secured credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million (the “Credit Facility”). The Credit Facility, which matures in October 2022, also provides the Company with an option to increase the total commitments thereunder by up to $13.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5%—3.0% depending on the Company’s excess availability levels. Under the Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout the twenty-six week period ended September 26, 2020.

On June 29, 2018, the Company secured a $12.5 million senior secured term loan (the “Term Loan”) with Crystal Financial LLC (“Crystal”). The Term Loan, which matures in October 2022, is subordinated in lien priority to the Credit Facility and bears interest at a rate of CDOR plus 8.25%. Under the Term Loan, the Company is required to adhere to the same financial covenant as under the Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The Term Loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both the Credit Facility and the Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by the lenders, and based upon these reviews, the Company’s borrowing capacity could be significantly increased or decreased.

The Credit Facility and Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Credit Facility and Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures and store operations will also depend on its ability to maintain adequate levels of available borrowing, obtain favorable payment terms from suppliers and its future performance, which may be subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. Such events include the potential impacts to our ability to generate cash from operations as a result of the on-going COVID-19 pandemic.

The Company continues to be actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company or at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

The Company’s lenders under its Credit Facility and Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintain adequate liquidity for the operation of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 26, 2020 by the Company’s lenders.

Borrowings under our Credit Facility for the periods indicated in the table below were as follows:

	26 Weeks Ended
	September 26, 2020	September 28, 2019
	(In thousands)
Credit facility availability	$74,834	$74,473
Amount borrowed at period end	$59,951	$58,740

Excess borrowing capacity at period end (before minimum threshold)	$14,883	$15,733

Average outstanding balance during the 26 weeks	$59,074	$55,150
Average excess borrowing capacity during the 26 weeks	$13,419	$14,062
Maximum borrowing outstanding during the 26 weeks	$64,121	$61,092
Minimum excess borrowing capacity during the 26 weeks	$9,637	$10,808
Weighted average interest rate for 26 weeks	3.4%	4.6%

Investissement Québec

On July 8, 2020, the Company secured a new four-year term loan with Investissement Québec in the amount of $10.0 million. The loan bears an interest rate of 3.14% per annum and is repayable in 36 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On July 8, 2020, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio for fiscal 2021. The secured term loan is being used to fund the working capital needs of the Company.

Other Financing

As of September 26, 2020, the Company had a balance of $2.0 million (USD $1.5 million) outstanding from an original $6.7 million (USD $5.0 million) cash advance from one of its controlling shareholders, Montel S.à.r.l. (“Montel”, previously known as Montrovest B.V.). This advance is payable upon demand by Montel once conditions stipulated in our Credit Facility permit such payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends which is described above. This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%.

As of September 26, 2020, the Company had a balance of $1.7 million (USD $1.25 million) outstanding from an original $3.4 million (USD $2.5 million) loan from Montel. The loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of 12.2%. In May 2019, Montel granted the Company a one year extension of the term of the outstanding balance of $1.7 million (USD $1.25 million) which was scheduled to be fully repaid in July 2020. In December 2019, the Company obtained a new one-year moratorium on principal payments and as such the loan was scheduled to be fully repaid in December 2020. On June 30, 2020, the Company obtained a new moratorium on the principal repayment, and as such the loan will become due on the earlier of August 31, 2021 or 10 days following a liquidity event, subject to the approval by its senior secured lenders and the Company’s Board of Directors.

Cash flow—from continuing operations

The following table summarizes cash flows from operating, investing and financing activities:

	26 Weeks Ended
	September 26, 2020	September 28, 2019
	(In thousands)
Net cash provided by (used in)
Operating activities	$(8,921)	$(6,191)
Investing activities	(1,020)	(3,998)
Financing activities	11,784	10,715
Net cash used in discontinued operations	—	(117)

Net increase in cash and cash equivalents	$1,843	$409

Net cash used in operating activities from continuing operations was $8.9 million during the twenty-six week period ended September 26, 2020 as compared to $6.2 million during the twenty-six week period ended September 28, 2019. The $2.7 million decrease in cash flows used in operating activities from continuing operations was the result of a $1.6 million decrease in operating loss from continuing operations during the twenty-six week period ended September 26, 2020 compared to the same period in the prior fiscal year, partially offset by $8.6 million of cash used by changes in working capital, of which period over period changes included inventory decrease of $11.7 million, driven by slower replenishment and purchases of inventory when compared to prior period, an accounts receivable decrease of $5.1 million driven primarily by the significant lower sales during the twenty-six week period ended September 26, 2020 compared to the twenty-six period ended September 28, 2019, partially offset by an accounts payable and accrued liabilities decrease of $19.6 million primarily driven by the lower inventory levels as well as a significant reduction of accounts payable due to cost saving initiatives and the utilization of the Investissement Quebec loan received in July 2020.

During the twenty-six week period ended September 26, 2020, net cash used in investing activities from continuing operations was $1.0 million as compared to $4.0 million during the twenty-six week period ended September 28, 2019. The $3.0 million decrease in net cash used in investing activities from continuing operations was primarily attributable to management’s decision to delay certain capital expenditures projects to, what the Company currently expects to be, the second-half of the fiscal year as a result of its liquidity initiatives to respond to COVID-19 impacts.

Net cash provided by financing activities from continuing operations was $11.8 million in the twenty-six week period ended September 26, 2020 as compared to $10.7 million in the twenty-six week period ended September 28, 2019. The $1.1 million increase in cash flows from financing activities was primarily due to an increase in cash inflows from long-term debt of $10.0 million and the decrease in payments of long-term debt of $0.8 million, partially offset by a decrease in period over period changes to bank indebtedness of $9.9 million during the twenty-six week period ended September 26, 2020 as compared to the comparable prior year period.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under our Credit Facility and Term Loan each bear interest at floating rates which are based on CDOR plus a fixed interest rate. As of September 26, 2020, we have not hedged these interest rate risks. As of September 26, 2020, we had $72.8 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.7 million.

Currency Risk

As of September 26, 2020, we had $17.2 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar, the euro, the Swiss Franc and the Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 26, 2020, our earnings would have increased or decreased, respectively, by approximately $0.2 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We do not currently use derivatives to hedge these risks. Our retail sales and gross margin could be materially impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if prices increases cannot be passed onto our customers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward- looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the Securities and Exchange Commission (“SEC”), especially on our Forms 20-F and our Forms 6-K. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on July 8, 2020 and subsequent filings with the SEC. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading prices of the shares; (ii) economic, political and market conditions, including the economies of Canada, and the U.S., which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) changes in interest rates; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (vi) the Company’s ability to continue to borrow under the Credit Facility; (vii) the Company’s ability to maintain profitable operations as well as maintain specified excess availability levels under the Credit Facility, make scheduled payments of principal and interest, and fund capital expenditures; (viii) the Company’s financial performance in the second half of fiscal 2021 and the level of capital expenditures requirements related to renewing store leases; (ix) the Company’s ability to execute its strategic vision; and (x) the Company’s ability to continue as a going concern.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 8, 2020 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

EXHIBIT 99.2

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	September 26, 2020	March 28, 2020
Assets
Current Assets
Cash and cash equivalents	$2,408	$565
Accounts receivable and other receivables	6,274	6,019
Inventories	100,327	101,899
Prepaid expenses and other current assets	2,030	2,007

Total current assets	111,039	110,490
Long-term receivables	4,725	4,538
Property and equipment	24,310	26,613
Operating lease right-of-use asset	60,973	64,069
Intangible assets and other assets	4,931	4,942

Total non-current assets	94,939	100,162

Total assets	$205,978	$210,652

Liabilities and Stockholders’ Equity
Current liabilities
Bank indebtedness	$59,951	$58,035
Accounts payable	36,157	48,183
Accrued liabilities	7,145	4,661
Current portion of long-term debt	2,569	64
Current portion of operating lease liabilities	5,754	5,823

Total current liabilities	111,576	116,766
Long-term debt	23,551	16,217
Long-term portion of operating lease liabilities	69,189	72,636
Other long-term liabilities	1,021	1,623

Total long-term liabilities	93,761	90,476
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,252,911	35,613	35,613
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	19,131	19,131
Accumulated deficit	(111,689)	(108,862)
Accumulated other comprehensive loss	(169)	(227)

Total stockholders’ equity	641	3,410

Total liabilities and stockholders’ equity	$205,978	$210,652

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.3

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	26 weeks ended September 26, 2020	26 weeks ended September 28, 2019
Net sales	$57,025	$85,343
Cost of sales	34,182	52,719

Gross profit	22,843	32,624
Selling, general and administrative expenses	21,404	32,289
Depreciation and amortization	2,829	2,386

Total operating expenses	24,233	34,675

Operating loss	(1,390)	(2,051)
Interest and other financial costs	1,437	2,417

Loss from continuing operations	(2,827)	(4,468)
Income taxes (benefits)	—	—
Net loss from continuing operations	(2,827)	(4,468)
Loss from discontinued operations, net of tax	—	(117)

Net loss	$(2,827)	$(4,585)

Weighted average common shares outstanding
Basic	17,971	17,965
Diluted	17,971	17,965
Net loss per common share
Basic	$(0.16)	$(0.26)
Diluted	$(0.16)	$(0.26)
Net loss from continuing operations per common share
Basic	$(0.16)	$(0.25)
Diluted	$(0.16)	$(0.25)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.4

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands)

	26 weeks ended September 26, 2020	26 weeks ended September 28, 2019
Net loss	$(2,827)	$(4,585)
Other comprehensive income (loss):
Foreign currency translation adjustments (1)	58	56

Total comprehensive loss	$(2,769)	$(4,529)

(1)	Item that may be reclassified to the Statement of Operations in future periods.

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.5

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands except shares of voting common stock outstanding)

	Shares of voting common stock outstanding	Voting common stock	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 28, 2020	17,970,881	$93,368	$19,131	$(108,862)	$(227)	$3,410
Net loss	—	—	—	(2,827)	—	(2,827)
Cumulative translation adjustment	—	—	—	—	58	58
Total comprehensive loss	—	—	—	—	—	(2,769)

Balance at September 26, 2020	17,970,881	$93,368	$19,131	$(111,689)	$(169)	$641

	Shares of voting common stock outstanding	Voting common stock	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 30, 2019	17,960,881	$93,348	$19,120	$(98,473)	$(212)	$13,783
Net loss	—	—	—	(4,585)	—	(4,585)
Cumulative translation adjustment	—	—	—	—	56	56
Total comprehensive loss	—	—	—	—	—	(4,529)
Exercise of stock options	10,000	20	7	—	—	27
Cumulative effect of adjustment from adoption of new accounting standard	—	—	—	2,390	—	2,390

Balance at September 28, 2019	17,970,881	$93,368	$19,127	$(100,668)	$(156)	$11,671

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.6

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 26, 2020	26 weeks ended September 28, 2019
Cash flows from (used) in operating activities:
Net loss attributable to owners of the Company	$(2,827)	$(4,585)
Net loss from discontinued operations	—	(117)

Net loss from continuing operations	(2,827)	(4,468)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,829	2,400
Amortization of debt costs	139	151
Net change of operating lease right-of-use assets and liabilities	(380)	1,260
Operating lease modifications	(482)	—
Other operating activities, net	426	8
(Increase) decrease in:
Accounts receivable, long-term accounts receivables and other receivables	(152)	(5,270)
Inventories	1,572	(10,114)
Prepaid expenses and other current assets	(160)	174
(Decrease) increase in:
Accounts payable	(12,370)	8,980
Accrued liabilities and other long-term liabilities	2,484	688

Net cash used in operating activities from continuing operations	(8,921)	(6,191)
Net cash used in operating activities from discontinued operations	—	(117)

	(8,921)	(6,308)
Cash flows used in investing activities:
Additions to property and equipment	(1,003)	(3,998)
Additions to intangible assets and other assets	(17)	—

Net cash used in investing activities	(1,020)	(3,998)
Cash flows provided by financing activities:
Increase in bank indebtedness	1,830	11,719
Increase in long-term debt	10,000	—
Repayment of long-term debt	—	(840)
Repayment of obligations under finance lease	(21)	(105)
Payment of loan origination fees and costs	(25)	—
Other financing activities	—	(59)

Net cash provided by financing activities	11,784	10,715
Net increase in cash and cash equivalents	1,843	409
Cash and cash equivalents, beginning of period	565	1,179

Cash and cash equivalents, end of period	$2,408	$1,588
Supplemental disclosure of cash flow information:
Interest paid	$1,832	$1,763
Non-cash transactions:
Property and equipment and intangible additions included in accounts payable and accrued liabilities	$325	$2,112

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.7

BIRKS GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant

Accounting Policies Basis of Presentation

The unaudited condensed consolidated financial statements (“financial statements”) of Birks Group Inc. (“Birks Group” or the “Company”) include the accounts of Birks Group Inc. for all periods presented.

These unaudited condensed consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements of the Company in this report for the twenty-six week periods ended September 26, 2020 and September 28, 2019 have not been audited. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 28, 2020, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 8, 2020 (the “Form 20-F”).

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the current fiscal year ended March 27, 2021 as fiscal 2021, and the prior fiscal year ending March 28, 2020 as fiscal 2020. Fiscal 2021 and fiscal 2020 each consist of fifty-two week periods.

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates relate to the going concern assessment and the evaluation of the allowance for slow moving finished goods inventories. Other estimates include allowance for expected credit losses on receivables, the right-of-use assets and lease liabilities, deferred tax assets, and the recoverability of long-lived assets. Actual results could differ from these estimates.

Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments in the period in which the change in estimate is made.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with GAAP in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the twelve months following the date of issuance of the financial statements and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company funds its operations primarily through committed financing under its senior secured credit facility and senior secured term loan described in Note 6. The senior secured credit facility and senior secured term loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes.

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (COVID-19) a pandemic and a global emergency. In response to this pandemic, many government authorities have taken preventative and protective actions to contain the spread of the virus, including imposing restrictions on business operations, travel and advising individuals to limit or forego time outside of their homes, and providing health guidelines. As a result of the measures adopted by the Canadian Federal and provincial governments to mitigate the spread of the virus, and in order to ensure the health and safety of its employees, customers and the community, the Company temporarily closed all of its retail locations in Canada effective on March 18, 2020. This adversely impacted the Company’s operations for the remaining thirteen days of fiscal 2020 and the first six months of fiscal 2021. In the first two months of fiscal 2021, the Company’s only sales were derived from its e-commerce business as well as its concierge telephone service, which, along with its distribution center, continued to operate with strict cleaning protocols and social distance measures in place, in accordance with local government guidelines. During the months of June 2020 and July 2020, the Company gradually re-opened its stores across Canada as the federal and provincial government authorities loosened the protective actions and restrictions imposed at the outset of the pandemic outbreak. As of July 2020, the Company had re-opened all of its 30 stores, albeit at reduced operating hours. As a result of provincial restrictions to address the “second wave” of the COVID-19 pandemic, our Winnipeg store is currently temporarily closed for a four-week period effective November 12, 2020 and six of our Ontario stores, including our Bloor street flagship store, are temporarily closed for in-person shopping for a four-week period effective November 23, 2020. However, all of the affected stores remain available for concierge telephone service and curbside pickup. As at the date of issuance of these financial statements, the Company’s head office functions continue to effectively operate remotely.

As a result of these developments, the Company established a cross-functional management team to evaluate and guide its business operations in the context of the COVID-19 pandemic, with a focus on the health and safety of the Company’s employees and clients, business continuity, and managing liquidity. The Company took various actions in an attempt to mitigate the financial impacts of COVID-19 in order to conserve cash to finance its ongoing operations. Namely, the Company temporarily laid off the majority of our employees without pay during the period of store closures, and gradually re-hired staff as retail stores re-opened and as foot traffic ramped-up, and we implemented temporary base salary reductions of 20% for our executive officers for the period from March 2020 to September 2020, reduced the workweek by 20% for the remaining active employees for the period from March 2020 to June 2020 and the reduction decreased to 10% for the period July 2020 to September 2020, as well as temporarily reduced the Board of Directors compensation by 20% through September 2020 and 10% until December 21, 2020. The Company also took action to substantially reduce its operating costs across all areas of the business and continues to actively manage liquidity. Such reductions in operating costs include certain reductions in marketing expenses, the negotiation of extended credit terms with the majority of our vendors and rent relief with our landlords, and the postponement of capital expenditures through the first three quarters of fiscal year 2021. In addition, the Company has reduced inventory purchases where possible. The Company has also applied to and received $1.2 million of funding from a financial relief program offered by the Federal government, the CEWS, which has partially reimbursed payroll expenses for the period of March 2020 through July 2020.

The current economic, business and retail climates have significantly changed since March 2020 and as such, the Company cannot predict the degree to, or the time period over which its sales and operations will continue to be affected by the pandemic, changes to consumer behavior and spending as a result of the pandemic, or the materiality of the effects of the pandemic, or the restrictions and impact resulting from the pandemic, on the Company. The Company continues to and expects to continue to operate through its senior secured credit facility. However, COVID-19 has resulted, and may continue to result, in significant disruption to global financial markets, which could have a negative impact on the Company’s ability to access capital in the future. Given the uncertainty, the Company is considering pursuing other actions to enhance its liquidity position.

The Company recorded net losses from continuing operations of $2.8 million and $4.5 million for the twenty-six week periods ended September 26, 2020 and September 28, 2019 respectively. The Company used cash in operating activities from continuing operations of $9.5 million and $6.2 million for the twenty-six week periods ended September 26, 2020 and September 28, 2019 respectively. The Company also had a negative working capital as at September 26, 2020 and March 28, 2020, primarily as a result of COVID-19 impacts on the business.

On July 8, 2020, the Company secured a new four-year term loan with Investissement Québec in the amount of $10.0 million. The loan bears an interest rate of 3.14% per annum and is repayable in 36 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company to maintain on an annual basis a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On July 8, 2020, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio at March 31, 2021. The secured term loan is being used to fund the working capital needs of the Company.

The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations and/or continued adherence to the terms of its committed financings and maintenance of sufficient availability of funding under its senior secured credit facility and its senior secured term loan. The sole financial covenant which the Company is required to adhere to under both its senior secured credit facility and its senior secured term loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the senior secured credit facility and under the senior secured term loan, that would result in the outstanding balances borrowed under the Company’s senior secured credit facility and the senior secured term loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s senior secured credit facility and the senior secured term loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the senior secured credit and the senior secured term loan. The Company met its excess availability requirements as of and throughout the twenty-six week period ended September 26, 2020 and as of the date these financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures and store operations will also depend on its ability to maintain adequate levels of available borrowing, obtain favorable payment terms from suppliers and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

The Company continues to be actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company or at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

The Company’s lenders under its senior secured credit facility and its senior secured term loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 26, 2020 by the Company’s senior secured lenders.

Certain adverse conditions and events outlined above require consideration of management’s plans, which management believes mitigate the effect of such conditions and events. Management plans include continuing to manage liquidity actively which allows for adherence to excess availability requirements, and where necessary, reducing future purchases, obtaining favourable payment terms from suppliers, maintaining reduced marketing and general operating expenses and the continued postponement of certain capital expenditures. Notwithstanding, the Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months from the date of issuance of these financial statements.

Government Grants

The Company recognizes a government grant when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. The Company recognizes government grants as a reduction to the expense that the grant is intended to offset.

2. Recent Accounting Pronouncements

Recently Adopted Accounting Standards:

In June 2016, the FASB issued ASU 2016-13—Financial Instruments—Credit Losses (Topic 326), which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost, the new guidance eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. The new standard affects financial assets measured at amortized cost basis, including receivables that result from revenue transactions, allowing the application of the provision on a prospective basis and recognizing a cumulative-effect adjustment to the opening retained earnings. The Company adopted this ASU on March 29, 2020.The adoption of this ASU did not have a material impact on the Company’s condensed consolidated financial statements.

The allowance for credit losses is an estimate of expected credit losses, measured over the estimated life of The Company’s customer in-house receivables that considers historical loss experience, current (economic or market) conditions, and other relevant factors and is evaluated on at least a semi-annual basis, or more frequently as facts and circumstances warrant. The Company also incorporates qualitative adjustments for certain factors such as Company specific risks, changes in current economic conditions that may not be captured in the quantitatively derived results, or other relevant factors to ensure the allowance for credit losses reflects the Company’s best estimate of current expected credit losses. Management considered and applied qualitative factors such as the unfavorable macroeconomic conditions caused by the COVID-19 uncertainty.

The estimate of the allowance for credit losses includes an estimate for uncollectible principal as well as unpaid interest. Accrued interest is included within the same line item as the respective principal amount of the customer in-house receivables in the condensed consolidated balance sheets. The accrual of interest is discontinued at the time the receivable is determined to be uncollectible and written-off. Accrued interest during the period ending September 26, 2020 was immaterial.

In August 2018, the FASB issued ASU 2018-15—Intangibles—Goodwill and Other—Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs in such cloud computing arrangements with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. Entities can choose to adopt the new guidance prospectively or retrospectively. The Company elected to adopt this guidance on a prospective basis. The adoption of this ASU did not have a significant impact on the Company’s condensed consolidated financial statements.

3. Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 26, 2020, the Company had no accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2013 through 2020 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recorded no income tax benefit for the twenty-six week period ended September 26, 2020 and for the comparable period ended September 28, 2019. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As of September 26, 2020, the Company had recorded a valuation allowance of $23.2 million ($22.5 million as of March 28, 2020) against the full value of the Company’s net deferred tax assets.

4. Net Income (loss) Per Common Share

For the twenty-six week period ended September 26, 2020, the Company’s net loss and net loss from continuing operations per common share on a basic and diluted basis was ($0.16), since there was no gain or loss from discontinued operations in the period ended September 26, 2020. Excluded from the computation of diluted earnings per share were 652,000 shares underlying stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

For the twenty-six week period ended September 28, 2019, the Company’s net loss per common share on a basic and diluted basis was ($0.26). For the twenty-six week period ended September 28, 2019, the Company’s net loss from continuing operations per common share on a basic and diluted basis was ($0.25). Excluded from the computation of diluted earnings per share were 441,060 shares underlying stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

5. Inventories

Inventories are summarized as follows:

	As of September 26, 2020	As of March 28, 2020
	(In thousands)
Raw materials and work in progress	$1,140	$1,174
Retail inventories and manufactured finished goods	99,187	100,725

	$100,327	$101,899

6. Bank Indebtedness and Long-term Debt

As of September 26, 2020 and March 28, 2020, bank indebtedness consisted solely of amounts owing under the Company’s senior secured credit facility, which had an outstanding balance of $60.0 million ($60.4 million net of $0.4 million of deferred financing costs) and $58.0 million ($58.4 million net of $0.4 million of deferred financing costs), respectively. The Company’s senior secured credit facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $14.9 million as of September 26, 2020 and $12.9 million as of March 28, 2020. The Company met its excess availability requirements throughout the twenty-six week period ended September 26, 2020, and as of the date of these financial statements.

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million senior secured credit facility with Wells Fargo Canada Corporation. The senior secured credit facility, which matures in October 2022, also provides the Company with an accordion option to increase the total commitments thereunder by up to $13.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The senior secured credit facility bears interest at a rate of CDOR plus a spread ranging from 1.5%—3.0% depending on the Company’s excess availability levels. Under the senior secured credit facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout the twenty-six week period ended September 26, 2020.

On June 29, 2018, the Company secured a $12.5 million senior secured term loan with Crystal Financial LLC. The senior secured term loan, which matures in October 2022, is subordinated in lien priority to the Company’s senior secured credit facility and bears interest at a rate of CDOR plus 8.25%. Under the senior secured term loan, the Company is required to adhere to the same financial covenant as under the Company’s senior secured credit facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the senior secured term loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The long-term senior secured term loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both its senior secured credit facility and its senior secured term loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by the senior secured lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s senior secured credit facility and its senior secured term loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its senior secured credit facility and its senior secured term loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s senior secured credit facility and its senior secured term loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s senior secured credit facility and its senior secured term loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Company’s senior secured credit facility and its senior secured term loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations; the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either (i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or (ii) maintain excess availably of at least 25% of the line cap and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Company’s senior secured credit facility and its senior secured term loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its senior secured credit facility and its senior secured term loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s senior secured lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 26, 2020 by the Company’s senior secured lenders.

On July 8, 2020, the Company secured a new four-year term loan with Investissement Québec in the amount of $10.0 million. The loan bears an interest rate of 3.14% per annum and is repayable in 36 equal payments beginning in July 2021. The term loan with Investissement Québec requires the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. On July 8, 2020, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio for fiscal 2021. The secured term loan is being used to fund the working capital needs of the Company.

7. Segmented Information

ASU 2014-09—Revenue from Contracts with Customers (Topic 606), requires entities to disclose their revenues disaggregated by classes of similar products and by channel. The Company has two reportable segments, Retail and Other. As of September 26, 2020, Retail operated 26 stores across Canada under the Maison Birks brand, 1 retail location in Calgary under the Brinkhaus brand and 2 retail locations in Vancouver under the Graff and Patek Philippe brands. Other consists primarily of our e-commerce, wholesale businesses and a gold exchange program. The following table disaggregates the Company’s net sales by classes of similar products and by channel:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/26/20	26 weeks ended 9/28/19	26 weeks ended 9/26/20	26 weeks ended 9/28/19	26 weeks ended 9/26/20	26 weeks ended 9/28/19
	(In thousands)
Jewelry and other	$21,062	$40,464	$4,054	$4,330	$25,116	$44,794
Timepieces	31,498	40,549	411	—	31,909	40,549

	$52,560	$81,013	$4,465	$4,330	$57,025	$85,343

The two reportable, “Retail” and “Other”, segments are managed and evaluated separately based on unadjusted gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 26, 2020 and September 28, 2019 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/26/20	26 weeks ended 9/28/19	26 weeks ended 9/26/20	26 weeks ended 9/28/19	26 weeks ended 9/26/20	26 weeks ended 9/28/19
	(In thousands)
Sales to external customers	$52,560	$81,013	$4,465	$4,330	$57,025	$85,343
Inter-segment sales	—	—	223	1,743	223	1,743
Unadjusted gross profit	20,537	32,331	2,300	2,098	22,837	34,429

The following table sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the twenty-six week periods ended September 26, 2020 and September 28, 2019:

	26 weeks ended September 26, 2020	26 weeks ended September 28, 2019
	(In thousands)
Unadjusted gross profit	$22,837	$34,429
Inventory provisions	(132)	(620)
Other unallocated costs	138	(1,207)
Adjustment of intercompany profit	—	22

Gross profit	$22,843	$32,624

8. Leases

Amounts recognized in the Condensed Consolidated Statement of Earnings were as follows:

	26 weeks ended 9/26/20	26 weeks ended 9/28/19
Fixed operating lease expense	$6,427	$6,314
Variable operating lease expense (1)	(697)	2,323

Total lease expense	$5,730	$8,637

(1) In May 2020, the FASB issued guidance to Topic 842, Leases, exempting lessees from determining whether COVID-19 related rent concessions are lease modifications when certain conditions are met. In accordance with the guidance issued, the Company adopted the amendment effective March 29, 2020 and elected not to treat COVID-19 related rent concessions as lease modifications. As such, rent concessions of $3.2 million were recognized in the condensed consolidated statement of earnings for the period ended September 26, 2020 as a negative variable rent expense, and the Company expects to continue seeking further rent concessions as it continues to monitor the impact of COVID-19.

Variable operating lease expense includes percentage rent, taxes, mall advertising and common area maintenance charges. The weighted average remaining operating lease term was five years and the weighted average discount rate was 10.0% for all of the Company’s operating leases as of September 26, 2020.

During the current period, the Company corrected an immaterial error in the comparative September 28, 2019 disclosure of fixed operating lease expense. The correction was limited to this footnote and had no impact on the prior period condensed consolidated balance sheets, statements of operations, statements of comprehensive loss, statement of shareholders’ equity or cash flows.

The following table provides supplemental cash flow information related to the Company’s operating leases:

	26 weeks ended 9/26/20	26 weeks ended 9/28/19
Cash outflows from operating activities to operating leases (1)	$4,073	$5,054
Right-of-use assets obtained in exchange for operating lease liabilities (2)	1,653	522

(1) Net of $2.8 million rent concessions associated to base rent.

(2) Right-of-use assets obtained are recognized net of leasehold inducements and for the period ending September 26, 2020, totaled $580K of which $290K is included in Accounts Receivable.

The following table reconciles the undiscounted cash flows expected to be paid in each of the next five fiscal years and thereafter to the operating lease liability recorded on the Condensed Consolidated Balance Sheet for operating leases existing as of September 26, 2020.

Minimum Lease Payments as of September 26, 2020
(in thousands)
Year ending March:
2021*	$6,651
2022	13,051
2023	13,410
2024	13,070
2025	11,777
Thereafter	62,671

Total minimum lease payments	120,630
Less: amount of total minimum lease payments representing interest	(45,687)

Present value of future total minimum lease payments	74,943
Less: current portion of lease liabilities	(5,754)

Long-term lease liabilities	$69,189

*	This amount represents minimum lease payments for the six month period from September 27, 2020 to March 27, 2021.

9. Related Party Transactions

On July 28, 2017, the Company received approximately a $3.4 million (USD $2.5 million) loan from one of its controlling shareholders, Montel S.à.r.l. (previously known as Montrovest B.V.), to finance its working capital needs. This loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12.2%, and was originally due and payable in two equal payments of approximately $1.75 million (USD $1.25 million) in each of July 2018 and July 2019. During the twenty-six week period ended September 28, 2019, approximately $1.75 million (USD $1.25 million) was repaid. In December 2019, the Company obtained a new one-year moratorium on principal payments and as such the loan was scheduled to be fully repaid in December 2020. On June 30, 2020, the Company obtained a new moratorium on the principal repayment, and as such the loan will become due on the earlier of August 31, 2021 or 10 days following a liquidity event, subject to the approval by its senior secured lenders and the Company’s Board of Directors. The Company also has a cash advance owing to Montel with an outstanding balance as of September 26, 2020 of approximately $2.0 million (USD $1.5 million).

10. Selling, general and administrative expenses

The CEWS was established to enable Canadian employers to re-hire workers previously laid off, help prevent further job losses, and to better position themselves to resume normal operations following the COVID-19 pandemic declaration and crisis. The program has been separated into nine claim periods spanning a 36-week period from March 15, 2020 to November 21, 2020. The CEWS for periods prior to July 5, 2020 provides a subsidy of 75% of employee wages to a maximum of $847 per employee per week for eligible Canadian employers. The subsidy available for the periods between July 5, 2020 and November 21, 2020 is determined by the level of decline in revenues and is capped at specific rates per period. To be eligible to receive the wage subsidy, a Canadian employer needs to have sustained a 30% decrease in revenues (15% for the first claim period) as compared to the same period in the previous year or to the average monthly sales recognized in January and February 2020 for the periods prior to July 5, 2020. For the following periods, any decline in qualifying revenues entitles an employer to the subsidy for an amount in proportion to the decline in the qualifying revenues capped at a specific rate per period.

During the twenty-six week period ended September 26, 2020, the Company qualified for the CEWS, resulting in a $1.2 million subsidy, which is recorded in selling, general and administrative expenses.

11. Discontinued operations and disposal group

On August 11, 2017, the Company entered into a Stock Purchase Agreement with Aurum to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million (USD $106.8 million).

The activities of Mayors have been segregated and classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented. Since there was no activity or results for the twenty-six week period ended September 26, 2020, the following table presents the net income from discontinued operations for the twenty-six week period ended September 28, 2019.

26 weeks ended September 28, 2019
(In thousands, except per share amounts)
Net sales	$—
Cost of sales	—
Gross profit	—
Selling, general and administrative expenses	117
Depreciation and amortization	—
Total operating expenses	117

Operating loss	(117)
Interest and other financial costs	—
Loss before income taxes	(117)
Income tax expense	—

Net loss from discontinued operations	$(117)
Weighted average common shares outstanding
Basic	17,965
Diluted	17,965
Net loss from discontinued operations per common share
Basic	$(0.01)
Diluted	$(0.01)